Exhibit 99.1

JOINT NEWS RELEASE

RIO ALTO AND SULLIDEN TO COMBINE TO CREATE
A LEADING AMERICAS FOCUSED MID-TIER GOLD PRODUCER

May 21, 2014

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM) and Sulliden Gold Corporation Ltd. (“Sulliden”) (TSX & BVL: SUE, OTCQX: SDDDF) jointly announce that they have signed a binding letter agreement (the “Agreement”) to combine their respective businesses (the “Transaction”) and create a new, leading mid-tier gold producer with operations focused in a world-class gold mining district in Peru.

The Transaction combines Rio Alto’s currently producing, low cost La Arena gold oxide mine and adjoining sulphide copper-gold deposit with Sulliden’s low cost, scalable Shahuindo gold development project located in Cajabamba, northern Peru. The Transaction will create a leading, mid-tier gold producer with near-term production potential of approximately 300,000 ounces of gold per year and the opportunity to materially expand production in the near-term while maintaining attractive and sustainably low cash costs. Sulliden completed a feasibility study on Shahuindo in September 2012 (based on $1,415/oz gold and $27.00/oz silver) outlining a 10,000 tonnes per day (tpd) open pit heap leach mine that would see annual production of approximately 85,000 ounces of gold over an estimated ten year mine life at cash costs of approximately $550 per ounce, based on mining 40% of the defined measured and indicated gold oxide resource.

Pursuant to the Agreement, Rio Alto will acquire each outstanding Sulliden common share for 0.525 of a Rio Alto common share (the "Exchange Ratio"). In addition, as part of the Transaction, Sulliden shareholders will receive 0.10 of a common share in a newly incorporated company ("SpinCo") for each Sulliden common share held. SpinCo will hold Sulliden’s 100% interest in the East Sullivan Property in Val-d’Or, Quebec and will be capitalized with approximately C$25 million in cash which at Rio Alto’s option may be provided entirely in cash or C$15 million in cash and C$10 million in common shares of Rio Alto. Following completion of the Transaction, each outstanding warrant and stock option to purchase Sulliden common shares will be exercisable to purchase 0.525 of a Rio Alto common share and 0.10 of a SpinCo common share in lieu of each Sulliden share.

The Exchange Ratio represents consideration to Sulliden shareholders of C$1.12 per Sulliden common share based on the closing price of Rio Alto common shares of C$2.13 per share on the Toronto Stock Exchange as at May 20, 2014. This value implies a 43.4% premium over the May 20, 2014 closing price of Sulliden’s common shares of C$0.78 and a 46.8% premium calculated on the 20-day volume weighted average price (“VWAP”) of each respective company as of May 20, 2014.

Upon completion of the Transaction, Rio Alto shareholders and Sulliden shareholders will own approximately 52% and 48%, respectively, of the outstanding Rio Alto common shares, on a basic basis. The implied transaction value, before ascribing any value to SpinCo, is approximately C$300 million.

Highlights of the Transaction

  Creates a leading mid-tier gold producer with a strong portfolio of assets in Peru - a world-class mining district: Current gold production of between 200,000 and 220,000 ounces from Rio Alto’s La Arena gold mine based on 2014 guidance with Sulliden’s Shahuindo gold project targeted to produce first gold by late 2015 / early 2016.

  Leading production growth profile with attractive and decreasing cash costs:
  Significant production growth of approximately 40% from 2014E to 2016E based on analyst consensus estimates with clear potential for additional expansion at Shahuindo supported by a robust resource base with significant exploration upside.

  Comparable low risk mining operations: Addition of a construction ready, long-life gold oxide heap leach project located 30 kilometers from La Arena with low capital intensity and attractive cash costs.

  Proven management team to leverage the strong track record of building and operating La Arena: Rio Alto’s management team has demonstrated its capabilities to successfully build and operate La Arena with a track record of consistently meeting or exceeding expectations.

  Opportunity for significant synergies, creating a unique re-valuation opportunity:
  The proximity of the two companies’ operations, located only 30 kilometers from one another, provides the opportunity to unlock considerable value through capital, operational and other regional synergies.

  Strong financial position: Enhanced market capitalization of $664 million with approximately $45 million in cash, strong and growing cash flow from La Arena and greater access to low-cost capital to fund the construction and expansion of the Shahuindo mine.

  Strong value proposition: New Rio Alto will have an attractive valuation compared to its peers on a price to net asset value and price to cash flow basis. With low cost production and cash flow, a strong balance sheet, superior growth and a proven operating team, the combined company supports the potential for a substantial re-rating to a multiple in line with or superior to other mid-tier gold producers.

  Enhanced market presence: The combined company will have increased trading liquidity with far greater market and analytical following to improve market profile and broadened investor appeal.

Alex Black, President and Chief Executive Officer of Rio Alto, stated, “This transaction represents a logical combination for Rio Alto given the complementary nature and proximity of our respective operations. We are looking forward to expanding upon the excellent work completed to date by the management team of Sulliden and believe the development of Shahuindo leverages our core strengths as an organization and is analogous in many respects to our La Arena mine, which was built on time and on budget and has continuously outperformed expectations. This acquisition positions Rio Alto on solid footing with material current production, substantial growth and a significant resource base able to support a long operating mine life. We have successfully demonstrated through our development and operational track record that our management team is capable of generating solid returns to shareholders and we see the opportunity to do that again with Shahuindo. We already see several opportunities to unlock significant value for shareholders at Shahuindo through potential capital, operational and social synergies, which is very rare in the mining sector.”

Stan Bharti, Co-Chairman and Founder of Sulliden, states, “Sulliden is another example of the successful Forbes & Manhattan business model of identifying undervalued assets and successfully capitalizing, de-risking and advancing them, creating value for all stakeholders and investors. It has been a pleasure working with Alex and the entire Rio Alto team who are the best partner for Sulliden given their in country expertise, success at La Arena and ongoing professionalism. We are also very enthusiastic to continue the success of the Sulliden management team with the new SpinCo. Sulliden management and insiders plan on completing a non-brokered private placement of up to C$10 million in equity of SpinCo concurrent with the completion of this Transaction.”

Peter Tagliamonte, Chief Executive Officer and Co-Chairman of Sulliden, stated, “We are very excited about the prospects of Rio Alto going forward and strongly believe this is the right transaction for our shareholders. Our shareholders will receive a substantial premium, as well as a meaningful ownership position in Rio Alto and all the benefits that come along with that as La Arena continues its track record of outperformance and the Shahuindo project is developed into the high quality mining operation that we envisioned.”

Benefits to Rio Alto’s Shareholders

The acquisition of Sulliden establishes Rio Alto as a leading mid-tier gold producer with a strong portfolio of producing and near-producing assets. Rio Alto shareholders stand to realize the potential benefits set out below in both the near and longer term as a result of the Transaction.

  Addition of a high quality, long-life, low-cost heap leach gold oxide project with scalable production, a substantial resource base and strong exploration potential located only 30km away from La Arena.

  Provides a combined long term gold production base of approximately 300,000 gold ounces per year through the addition of Shahuindo, which has a large oxide resource with expansion potential and exploration upside.

  Ability to leverage Rio Alto’s expertise and successful track record at La Arena to accelerate production at Shahuindo and bring forward scalable development to 30,000 tpd.

  Combined oxide operations provide the critical mass and cash flow to support the future development of the La Arena sulphide copper-gold project.

  The Transaction is accretive to key long term per share metrics including production and cash flow once Shahuindo is in production.

  Opportunity to capitalize on real capital, operating and social synergies to further enhance per share metrics, project economics and financial returns.

  Improved market presence and attractive valuation and provides a significant multiple re- rating opportunity as a mid-tier producer with a proven operating team, a superior growth profile and significant resource base.

  Enhanced market capitalization expected to appeal to a broader shareholder base, increase analyst coverage and improve share trading liquidity.

Benefits to Sulliden’s Shareholders

Sulliden shareholders stand to realize potential benefits in both the near and longer term as a result of the Transaction.

  Significant and immediate premium of 43.4% to the current share price and 46.8% based on the 20-day VWAP of each company’s share price on the TSX.

  Exposure to immediate low cost production from the La Arena gold mine that is currently generating unencumbered positive operating and free cash flow.

  Better access to capital through a financially stronger combined company with the resources to efficiently develop and operate Shahuindo.

  Strong re-rate potential from the reclassification of Rio Alto as a leading, low-cost mid-tier gold producer.

  Access to a proven management team with a successful track record of building and operating La Arena and the ability to leverage Rio Alto’s existing relationships with local contractors in Peru.

  Ownership in a new, well capitalized, exploration company created to leverage Sulliden management’s exploration and generative expertise in the proven mining district of Val- d’Or, Quebec.

Recommendations of Boards of Directors

Both companies’ Boards of Directors have determined that the proposed Transaction is in the best interests of their respective shareholders based on a number of factors, including fairness opinions received from their respective financial advisors. Each company’s Board of Directors approved the terms of the proposed Transaction and recommends that their respective shareholders vote in favour of the Transaction. GMP Securities L.P. has provided a fairness opinion to the Board of Directors of Rio Alto. Cormark Securities Inc. provided a fairness opinion to the Board of Directors of Sulliden and National Bank Financial Inc. provided an independent fairness opinion to the Special Committee of the Board of Directors of Sulliden.

Each of the officers and directors of Sulliden and certain other shareholders of Sulliden, including Aberdeen International Inc., have agreed to enter into voting support agreements with Rio Alto supporting the Transaction pursuant to which they will vote their common shares held in favour of the approval of the arrangement. Each of the officers and directors of Rio Alto have agreed to enter into voting support agreements with Sulliden supporting the Transaction pursuant to which they will vote their common shares held in favour of the approval of the issuance of Rio Alto common shares in the arrangement.

The Transaction

The Transaction will be carried out by way of court-approved plan of arrangement and will require the approval of at least 66⅔% of the votes cast in person or by proxy of the shareholders of

Sulliden at a special meeting of Sulliden shareholders to be held no later than July 30, 2014. The Transaction is also subject to obtaining approval by a majority of votes cast by the shareholders of Rio Alto at a special meeting of Rio Alto shareholders expected to take place on or about the same date as the Sulliden meeting. In addition to shareholder approvals, the Transaction is also subject to the negotiation and execution of a definitive arrangement agreement to give effect to the Transaction, the receipt of all necessary regulatory, court and other approvals and the satisfaction of certain other closing conditions customary for a transaction of this nature.

The Agreement includes customary deal protection provisions including, among other things, reciprocal non-solicitation covenants, subject to “fiduciary out” provisions that entitle a party to consider and accept a superior proposal and a right in favour of the other party to match any superior proposal. The Agreement provides for a reciprocal C$15 million termination fee payable and a cost reimbursement fee of C$2 million payable by one party to the other in certain circumstances if the Transaction is not completed.

Upon completion of the Transaction, two nominees of Sulliden will be appointed to the Rio Alto Board of Directors, with the existing seven directors of Rio Alto continuing as directors.

Upon completion of the Transaction, Rio Alto will have approximately 340 million common shares issued and outstanding, with former Sulliden shareholders holding approximately 48% of the basic shares outstanding of the combined company.

Meeting materials regarding the Transaction are expected to be mailed to the shareholders of Rio Alto and Sulliden in special meetings to take place in late July, with closing expected to occur as soon as reasonably practicable following the shareholders’ votes and regulatory approval.

A copy of the Agreement, the arrangement agreement and the meeting materials and related documents will be filed under the SEDAR profile of both Rio Alto and Sulliden at www.sedar.com.

Advisors

Rio Alto’s financial advisor is GMP Securities L.P. and its legal counsel is Davis LLP.

The financial and legal advisors to Sulliden and its Board of Directors are Cormark Securities Inc. and Cassels Brock & Blackwell LLP, respectively. The financial and legal advisors to the Special Committee of the Board of Directors of Sulliden are National Bank Financial Inc. and Norton Rose Fulbright Canada LLP, respectively.

Qualified Persons

Mr. Enrique Garay, MSc. P. Geo (AIG Member), Vice President Geology of Rio Alto, is a Qualified Person as defined under National Instrument 43-101 (“NI 43-101”). All of the scientific and technical disclosure contained in this news release regarding the La Arena gold oxide mine and adjoining sulphide copper-gold deposit was reviewed and approved by Mr. Garay. For additional information regarding the La Arena gold mine, including key parameters, assumptions and risks associated with its mineral resource and reserve estimates, see Rio Alto’s Annual Information Form dated March 28, 2014 and Rio Alto’s independent technical report entitled “La Arena Project, Peru” dated effective December 31, 2013, copies of which documents are available on SEDAR under Rio Alto’s SEDAR profile at www.sedar.com.

Mr. Stéphane Amireault, MScA, P. Eng, Vice President, Exploration of Sulliden and Mr. Joseph Milbourne, Vice President, Technical Services of Sulliden are both qualified persons as defined by NI 43-101. All of the scientific and technical disclosure contained in this news release regarding the Shahuindo gold project was reviewed and approved by Messrs. Amireault and Milbourne. For additional information regarding the Shahuindo gold project, including key parameters, assumptions and risks associated with its mineral resource and reserve estimates, see Sulliden’s Annual Information Form dated July 25, 2013 and Sulliden’s independent technical report entitled “Technical Report on the Shahuindo Heap Leach Project, Cajabamba, Peru” dated effective September 26, 2012 (the “Sulliden Technical Report”), copies of which documents are available on SEDAR under Sulliden’s SEDAR profile at www.sedar.com.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Conference Call

A conference call will be held on Wednesday, May 21, 2014, at 10 a.m. (Toronto) / 7 a.m. (Vancouver) to discuss the Transaction. Please use the following information to access the call:

   Canada & USA Toll Free Dial In: 1-800-319-4610

   Peru-Lima Local Dial-In: +51 1 708 6135

   Peru Toll Free Dial In: 0 800 54 115

   Vancouver Local Dial In: 1-604-638-5340

   Outside of Canada & USA call: 1-604-638-5340

Callers should dial in five to ten minutes prior to the scheduled start time and ask to join our call. There will be a question and answer session following management presentations during the call.

A replay of the audio webcast will be available at www.rioaltomining.com or alternatively at www.sulliden.com.

A copy of the presentation detailing the Transaction can be accessed on the Rio Alto website at www.rioaltomining.com/investor/presentations/

About Rio Alto Mining Limited

Rio Alto Mining Limited is a Canadian based resource company focused on the development of the 21,000 ha La Arena gold / copper project located in north central Peru, the most prolific gold mining district in the country that is home to a number of world-class gold mines. La Arena contains total measured and indicated resources of 5.2 million ounces gold comprised of 1.3 million gold ounces in the oxide resource (100.2 million tonnes at 0.41 g/t gold) and 3.8 million gold ounces in the sulphide resource (561.7 million tonnes at 0.21 g/t gold) and 3.7 billion pounds copper (561.7 million tonnes at 0.3% copper). First gold production at La Arena occurred on May 6, 2011 and 214,742 ounces of gold were poured in 2013. Rio Alto is also in the business of acquiring, exploring, and developing gold resources and advanced stage exploration projects in Peru and Latin America. The Company has assembled a highly experienced team with a proven history of developing, financing, and operating mining projects in Latin America. With a focused strategy of mine production and development and an exploration strategy to discover additional mineral resources, Rio Alto is strongly positioned to generate significant value for its shareholders. To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

About Sulliden Gold Corporation Ltd.

Sulliden is a mineral exploration and development company focused on advancing its flagship Shahuindo project to production. Currently in its permitting phase, this low-cost heap leach gold and silver project is located in a prolific gold-producing district in northern Peru and has recently received its EIA (environmental permit) approval. A September 2012 Feasibility Study (based on $1,415 Gold and $27 Silver) on the foundation phase of the project estimates an initial CAPEX of $131.8 million that will support an annual mining rate of 3.65 million tonnes producing approximately 90,000 of gold equivalent ounces for 10.4 years at cash operating costs of $552/oz. This initial mine scenario features a pre-tax IRR of 52.2% and post-tax IRR of 37.8%. The technical study considers only approximately 40% of the defined measured and indicated gold oxide mineral resource. Additional mineral resource growth is anticipated from a number of highly prospective exploration targets on the property that remain largely unexplored. Sulliden is led by a proven management team with hands-on experience developing and operating mines in Latin America. To learn more about Sulliden, please visit: www.sulliden.com or Sulliden’s SEDAR profile at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of United States and Canadian securities laws, respectively. The use of any of the words “expect”, “potential”, “target”, “anticipate”, “continue”, “estimate”, “objective”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the anticipated benefits of the Arrangement to Rio Alto, Sulliden and their respective shareholders, the timing and anticipated receipt of required regulatory, court, and shareholder approvals for the Arrangement; the ability of Rio Alto, Sulliden and SpinCo to satisfy the other conditions to, and to complete, the Arrangement; the anticipated timing of the mailing of the information circular regarding the Arrangement, the closing of the Arrangement, the development of the Shahuindo gold mine, the future gold production of Rio Alto and Sulliden, future cash costs of production, the gold resources and reserves of Rio Alto and Sulliden and the development of the La Arena sulphide copper gold project.

In respect of the forward-looking statements and information concerning the anticipated completion of the proposed Arrangement and the anticipated timing for completion of the Arrangement, Rio Alto and Sulliden have provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials, including the required information circular; the ability of the parties to receive, in a timely manner, the necessary regulatory, court, shareholder and other third party approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary shareholder, regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

With respect to the forward looking statements of Sulliden and/or Rio Alto, the future gold production of Rio Alto and Sulliden, future cash costs of production, the gold resources and reserves of Rio Alto and Sulliden, the development of the Shahuindo gold mine and/or the La Arena sulphide copper-gold project are subject to various key assumptions described in their Annual Information Forms and Technical Reports referred to herein.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risk that the transaction may not close when planned or at all or on the terms and conditions set forth in the arrangement agreement; the failure to obtain the necessary shareholder, Court, regulatory and other third party approvals required in order to proceed with the transaction; the synergies expected from the Transaction not being realized; business integration risks; operational risks in development, exploration and production for precious metals; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; gold price and other commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; ability to access sufficient capital from internal and external sources; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations and risks inherent to operating in developing countries. In addition, the failure of a party to comply with the terms of the Agreement may result in that party being required to pay a non-completion or other fee to the other party, the result of which could have a material adverse effect on the paying party’s financial position and results of operations and its ability to fund growth prospects and current operations.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other risks and factors that could affect the operations or financial results of Rio Alto and Sulliden are included in reports on file with applicable securities regulatory authorities, including but not limited to, Rio Alto’s Annual Information Form for the fiscal year ended December 31, 2013 which may be accessed on Rio Alto’s SEDAR profile at www.sedar.com and Sulliden’s Annual Information Form for the fiscal year ended April 30, 2013 which may be accessed on Sulliden’s SEDAR profile at www.sedar.com.

Management has included the above summary of assumptions and risks related to forward looking information provided in this news release in order to provide shareholders with a more complete perspective on the proposed transaction and such information may not be appropriate for other purposes. Actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits may be derived there from.

The forward-looking statements and information contained in this news release are made as of the date hereof and neither Rio Alto nor Sulliden undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or results or otherwise, other than as required by applicable securities laws.

Cash Costs

“Cash costs” per ounce figures are non-GAAP measures. This data is furnished to provide additional information and is a non-IFRS measure. Cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS.

This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the share or a solicitation of a proxy.

ON BEHALF OF THE BOARD OF RIO ALTO MINING LIMITED	ON BEHALF OF THE BOARD OF SULLIDEN GOLD CORPORATION LTD.
Alex Black President, CEO and Director FOR FURTHER INFORMATION, CONTACT: Alex Black, President & CEO Phone: +511 625 9900 Fax: 866.393.4493 Email: alexb@rioaltomining.com Web: www.rioaltomining.com	Peter Tagliamonte Chairman & CEO FOR FURTHER INFORMATION, CONTACT: Toronto, Canada 65 Queen Street West, Suite 800 Toronto, Ontario M2H 2M5 Phone: 416.861.5805 Email: info@sulliden.com
Alejandra Gomez, Investor Relations Phone: 604.628.1401 Fax: 866.393.4493 Email: alejandrag@rioaltomining.com	Lima, Peru Calle San Martin 845, oficina 201 Miraflores – Lima 18 Phone: 511.651.2500 Email: comunicaciones@sulliden.com.pe